COLDSTREAM SECURITIES, INC.
Report of Independent Registered Public Accounting Firm and Financial Statements with Supplementary Information
Year Ended December 31, 2017

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission herewith as a PUBLIC DOCUMENT.


MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Coldstream Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coldstream Securities, Inc. (the Company) as of December 31, 2017, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Seattle, Washington
February 5, 2018

We have served as the Company's auditor since 2014.

COLDSTREAM SECURITIES, INC.

CONTENTS

COLDSTREAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS		
Cash	$	211,358
Accounts Receivable		10,000
Other Assets		41,988
TOTAL ASSETS	$	263,346

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	68,219
Due to Parent (Note 3)		(17,341)
TOTAL LIABILITIES		50,878

CONTINGENCIES (Note 4)

SHAREHOLDER'S EQUITY		
Common stock, no par, 112 shares authorized, issued and outstanding	$	10,000
Additional paid-in capital		327,741
Accumulated Deficit		(125,273)
TOTAL SHAREHOLDERS' EQUITY		212,468
TOTAL SHAREHOLDERS' EQUITY	$	263,346

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Commissions	$	146,136
Referral Fee		1,230,152
TOTAL REVENUE		1,376,288
EXPENSES		
Administrative fees (Note 4)		22,440
Licenses and permits		19,133
Commission Expense		73,068
Professional fees		8,930
Miscellaneous		56,485
TOTAL EXPENSES		180,056
INCOME BEFORE INCOME TAXES		1,196,232
Income Tax Expense		(418,681)
NET INCOME AFTER TAXES	$	777,551

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock		Additional	Accumulated	Total Shareholder's
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2016	112	$ 10,000	$ 327,741	$ (137,582)	$ 200,159
Distribution				(765,242)	(765,242)
Net Income				777,551	777,551
Balance at December 31, 2017	112	$ 10,000	$ 327,741	$ (125,273)	$ 212,468

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	777,551
Changes in operating assets and liabilities		
Decrease in accounts payable and accrued expenses		49,303
Decrease in due from related party		69,511
Increase in other assets		(5,536)
NET CASH PROVIDED BY OPERATING ACTIVITIES		890,829

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividend distribution to Parent		(765,242)
NET CASH PROVIDED BY OPERATING ACTIVITIES		(765,242)

NET INCREASE IN CASH AND CASH EQUIVALENTS		125,587
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		85,771
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	211,358

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for:

Interest paid	$	-
Income taxes	$	321,829

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 –ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Coldstream Securities, Inc. (the "Company") is incorporated in the state of Delaware and is a wholly-owned subsidiary of Coldstream Holdings, Inc. (the "Parent"), the Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and conducts business primarily in private placements, variable annuities, mutual funds trails, 12b-1 fees, variable annuity commissions, referral fees and state directed 529 plan commissions to customers throughout the United States.

The Parent created a new subsidiary on March 31, 2017, which merged with The Rainier Group, Inc. (RGI). RGI is a business consulting firm that advises the owners of mid-market, privately held companies on strategic issues such as management succession, ownership transition, key employee retention, corporate governance, and business valuation. In the course of delivering its consulting services, RGI may advise a business owner that their best strategic option is to sell their business. In these cases, RGI refers the business owner to a reputable third party mid-market investment banking firm that has expertise in the RGI client's industry to market the business for sale. RGI has referral agreements with various third-party investment banks which specify that upon the successful sale of the business by the investment bank, RGI shall receive a referral fee which is typically a percentage of the success fee the investment bank charges the seller. RGI entered into an assignment agreement with CSI and as a result, Coldstream Securities Inc. earned referral fee revenues in 2017 totaling $1,230,152.

Commission revenue and expenses on the sale of variable annuities, state directed 529 plans, and mutual funds are recorded on a trade-date basis. Mutual fund distribution fees are determined as a percentage of assets under management and are earned and recorded on an accrual basis. Referral fees are recognized as they are earned based on the services provided or the closing of client transactions.

Cash consists of cash on hand, checking and savings accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months of less to be cash equivalents. There were no cash equivalents at December 31, 2017.

The Company files a consolidated federal tax return with its Parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company accounts for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 740-10, Accounting for Income Taxes. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

authorities for years before 2014. Operating results for the year ended, December 31, 2017 resulted in a taxable position for the Company, which eliminated tax benefit from prior years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $170,480 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .30 to 1.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous. The company utilizes space, personnel and other services and overhead which are incurred by affiliated companies. These services, totaling $22,440, were transacted in the normal course of business, and were recorded as specific expenses in the period provided.

Federal taxes are paid at the Parent level and as at December 31, 2017, CSI has a due to Parent amounting to $17,341 related to income tax payable for the year ended 2017.

NOTE 4 - OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company may from time to time be involved in regulatory examinations, potential inquiries, investigations, and proceedings by the SEC, FINRA, or other state and local regulatory agencies. At December 31, 2017, there were no pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with FASB ASC 450, Accounting for Contingencies.

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

During the year the Company earned referral fees on two transactions that represented 47% and 42% of revenue respectively.

SUPPLEMENTARY INFORMATION

COLDSTREAM SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2017

Total shareholder's equity	$	212,468
Less - Nonallowable assets:		
Other assets		(41,988)
NET CAPITAL		170,480
Minimum requirements of 6-2/3% of aggregate indebtedness of		
$3,391.87 or $5,000, whichever is greater		5,000
Excess net capital	$	165,480
AGGREGATE INDEBTEDNESS:		
Accounts payable & accrued expenses	$	50,878
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.30 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2017

A computation of reserve requirement is not applicable to Coldstream Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i). Information relating to possession or control requirements is not applicable to Coldstream Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).



Report of Independent Registered Public Accounting Firm

To the Shareholder
Coldstream Securities, Inc.

We have reviewed management's statements, included in the accompanying Coldstream Securities, Inc.'s Exemption Report, in which (1) Coldstream Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Coldstream Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the exemption provisions) and (2) Coldstream Securities, Inc. stated that Coldstream Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Coldstream Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coldstream Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Seattle, Washington
February 5, 2018



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Coldstream Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Coldstream Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Coldstream Securities, Inc. (the Company) for the year ended December 31, 2017, solely to assist you SIPC in evaluating Coldstream Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
February 5, 2018